

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 3, 2016

Ka Wai Andy Yeung
Chief Financial Officer
Cheetah Mobile Inc.
Hui Tong Times Square
No. 8, Yaojiayuan South Road
Chaoyang District, Beijing 100123

> **Re:** **Cheetah Mobile Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed April 22, 2016**
> **File No. 001-36427**

Dear Mr. Yeung:

We have reviewed your September 6, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 23, 2016 letter.

Notes to the Consolidated Financial Statements

Note 14. Geographical Information, page F-47

1. Given the limitations you describe in your response to prior comment 1 in quantifying revenue generated from countries outside of the PRC, tell us your consideration for disclosing qualitative information about the non-PRC revenue. In this regard, it appears from your response that the majority of your non-PRC revenue was generated from businesses that primarily operate in the United States. Tell us you consideration for disclosing this in an effort to meet the objectives in ASC 280-10 regarding the different economic environments in which you operate.

Item 19. Exhibits, page 147

2.   It is unclear from the information provided in response to prior comment 2 how you concluded that the master agreement setting forth the standard terms with Customer E is not required to be filed as a material contract pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K, when your contracts with this customer made pursuant to the standard terms accounted for 29% of your total revenues for fiscal 2015. In this regard, we note from your response that the standard terms set forth the "general calculation of fees," which would appear to relate to material obligations of the customer. Based on the amount of revenues derived from Customer E, it continues to appear that you may be substantially dependent on this agreement. Please provide further support for the contention that you are not substantially dependent on the master agreement, or confirm that you will file a copy of the agreement with your next Form 20-F. In addition, in future filings to the extent applicable, please consider clearly identifying Customer E and any other customers that account for such a significant percentage of your revenues and disclosing the amount of revenues attributable to each such customer.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587, or Melissa Kindelan, Staff Accountant, at (202) 551-3564, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Gabriel Eckstein, Attorney-Advisor, at (202) 551-3286 or Katherine Wray, Attorney-Advisor, at (202) 551-3483. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services

cc: Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP